Securities and Exchange Commission

                     WASHINGTON, D. C. 20549

                           FORM 12B-25

                                   Commission File Number 0-12114
                                         Cusip Number 127537-10-8

                   NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

  For Period Ended: December 31, 2002
                    -----------------

  [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K   [ ] Transition Report on Form N-CSR

  For the Transition Period Ended:

  Read attached instruction sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

                             PART I
                     REGISTRANT INFORMATION

                           CADIZ INC.
                    (Full Name of Registrant)

                               N/A
                   (Former name if applicable)

  100 WILSHIRE BOULEVARD, SUITE 1600          SANTA MONICA, CA
                                                 90401-1111
(Address of principal executive office)   (City, State and Zip Code)



                             PART II
                     RULE 12B-25(B) AND (C)

     If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)   [  ]

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why the Form
10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As reported in a Current Report on Form 8-K dated February 13, 2003, the Registrant is currently engaged in negotiations which the Registrant believes will enhance the quality of its disclosures within the Form 10-K. These negotiations concern certain transactions and financing arrangements to restructure its debt and raise additional funding necessary to meet its ongoing working capital requirements and to complete its audit. These transactions and financing arrangements cannot be concluded within the time specified for filing the Form 10-K.
Additionally, the Registrant's wholly-owned subsidiary, Sun World International, Inc., and three of Sun World's wholly-owned subsidiaries filed a voluntary petition for Chapter 11 bankruptcy protection on January 30, 2003. Employment of the Registrant's auditors to complete the audit of Sun World has not yet been approved by the Bankruptcy Court and, as such, the audit of Sun World has not been completed.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Jennifer Hankes Painter    (310)         899-4700
          -----------------------  -----------------------------
                  (Name)           (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).      [X]  Yes         [ ]  No

     (3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X]  Yes         [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant estimates a net loss for the year ended December 31, 2002 of approximately $23 million as compared to a reported net loss of $25.7 million for the year ended December 31, 2001. Inasmuch as the audit of the Registrant's financial statements has not been completed, any estimate of the losses incurred is subject to adjustment.

                           CADIZ INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 2003                By:  /s/ Stanley E. Speer
      -------------                     -----------------------
                                        Stanley E. Speer
                                        Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
     If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                            ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).